Exhibit 99.2

ZTO Reports Third Quarter 2018 Unaudited Financial Results

2.1 Billion Parcel — Clear Volume Leader Expanding Market Share to 16.6%

RMB 1.06 Billion Net Income Increased 47.7% - Profitable Growth with Improving Scale & Cost Efficiency

ZTO Reports Third Quarter 2018 Unaudited Financial Results

Shanghai, China, November 14, 2018 — ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading and fast-growing express delivery company in China, today announced its unaudited financial results for the third quarter ended September 30, 20181. Parcel volume grew 36.5%, outpacing the industry average of 25.7%.  Adjusted net income exceeded the high end of guidance, increasing 44.9% to RMB 1.06 billion. The Company puts emphasis on the effectiveness of its approach to profitable volume growth and steady market share gain and expresses confidence in the overall business prospects of the express delivery industry, its team of people, financial strength and ability to further enhance core competitive advantages for sustainable long-term value creation.

Third Quarter 2018 Financial Highlights

•                                Revenues2 were RMB4,234.6 million (US$616.6 million), an increase of 34.7% from RMB3,143.1 million in the same period of 2017.

•                                Gross profit was RMB1,325.3 million (US$193.0 million), an increase of 16.5% from RMB1,137.8 million in the same period of 2017.

•                                Net income was RMB1,059.4 million (US$154.2 million), an increase of 47.7% from RMB717.2 million in the same period of 2017.

•                                Adjusted EBITDA3 was RMB1,473.1 million (US$214.5 million), an increase of 31.8% from RMB1,118.1 million in the same period of 2017.

•                                Adjusted net income4 was RMB1,058.5 million (US$154.1 million), an increase of 44.9% from RMB730.7 million in the same period of 2017.

•                                Basic and diluted earnings per American depositary share (“ADS”5) were RMB1.35 (US$0.20) and RMB 1.34 (US$0.20), respectively, an increase of 35.0% and 34.0% from RMB1.00 in the same period of 2017.

•                                Net cash provided by operating activities was RMB911.7 million (US$132.8 million), compared with RMB1,024.4 million in the same period of 2017.

Operational Highlights for Third Quarter 2018

•                                Parcel volume was 2,096 million, an increase of 36.5% from 1,536 million in the same period of 2017.

•                                Number of pickup/delivery outlets was approximately 30,000 as of September 30, 2018.

•                                Number of network partners was over 9,500, which included over 4,150 direct network partners and over 5,350 indirect network partners as of September 30, 2018.

•                                Number of line-haul vehicles was over 4,900 as of September 30, 2018, which included over 4,000 self-owned vehicles and over 900 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.

•                                Number of self-owned trucks increased to around 4,000 as of September 30, 2018 from 3,800 as of June 30, 2018. Among the self-owned trucks, over 2,270 were high capacity 15-17 meter long models as of September 30, 2018, compared to over 2,070 as of June 30, 2018.

•                                Number of line-haul routes between sorting hubs was over 2,000 as of September 30, 2018.

•                                Number of sorting hubs was 83 as of September 30, 2018, among which 76 are operated by the Company and 7 by the Company’s network partners.

(1)    An investor relations presentation accompanies this earnings release and can be found at ir.zto.com.

(2)   Starting from January 1, 2018, the Company adopted a newly enacted revenue accounting standard (ASC 606), which requires its delivery services revenue to be recognized over time, and uses a modified retrospective approach to adopt this standard. The January 1, 2018 balance of retained earnings was not adjusted due to the immaterial cumulative net impact of adopting ASC 606. The impact of applying ASC 606 as compared with previous guidance applied to revenues and costs was not material for the three months ended September 30, 2018.

(3)   Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investees and subsidiary which management aims to better represent the underlying business operations.

(4)    Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investees and subsidiary in which management aims to better represent the underlying business operations.

(5)    One ADS represents one Class A ordinary share.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented “ZTO achieved strong volume growth and generated sound financial performances during this quarter.  Our market share increased steadily to 16.6% by the end of the quarter from 15.2% for the same time last year.  According to a survey conducted by the China Postal Bureau, ZTO ranked first among China’s leading express delivery companies for having the least customer complaints in the June through September period. Our strategy of achieving profitable volume growth and consistent market expansion is working effectively.”

Mr. Lai added, “Despite uncertainties in the near-term macro-economic environment, we believe China’s express delivery industry will continue to play an important role in the continued growth of Chinese domestic consumption even as overall growth moderates. Over the years, we have systemically made investments in infrastructure, people and technology, and have established scale and cost advantage, fortified operational know-how and strengthened financial position. We will monitor the market conditions and continue to focus on scaling up capabilities, operational efficiencies and overall network stability. Our track record has proven that we are able to achieve profitable growth and expand market share while enhancing brand recognition through consistent quality of service and customer satisfaction.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, added, “ZTO continued to expand scale capacity and improve operational efficiency during the quarter which allowed us to drive down unit cost to partially offset the effects of a decline in unit price. Combined unit line-haul transportation and sorting hub costs for the quarter decreased by RMB 9 cents which help absorbed a portion of the decline in per parcel price. As a result, gross margin was 31.3% for the current quarter, which included a 2.1 percentage points dilutive impact from the freight forwarding business that we acquired in the fourth quarter 2017. SG&A costs as a percentage of total revenue decreased to 5.9% from 6.2% last year demonstrating the healthy leverage of corporate structure. The consistent execution of our strategy to achieve profitable market expansion resulted in RMB 1.06 billion in net income for the quarter, a 47.7% year-over-year increase which was faster than the revenue growth.”

Third Quarter 2018 Financial Results

	Three Months Ended September 30,					Nine Months Ended September 30,
	2017		2018			2017		2018
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	2,990,801	95.2	3,688,358	537,035	87.1	8,339,167	95.5	10,439,890	1,520,077	87.2
Freight forwarding services	—	—	291,153	42,393	6.9	—	—	886,216	129,036	7.4
Sale of accessories	152,290	4.8	199,997	29,120	4.7	389,952	4.5	560,059	81,546	4.7
Others	—	—	55,088	8,021	1.3	—	—	90,754	13,214	0.7
Total revenues	3,143,091	100.0	4,234,596	616,569	100.0	8,729,119	100.0	11,976,919	1,743,873	100.0

Revenues were RMB4,234.6 million (US$616.6 million), an increase of 34.7% from RMB3,143.1 million in the same period of 2017. Revenue from express delivery services increased by 23.3% compared to the same period of 2017, mainly driven by a 36.5% increase in parcel volume which was partially offset by a decrease in unit price per parcel as a result of a decrease in weight per parcel and an increase in incremental volume incentives. Freight forwarding services acquired during the fourth quarter of 2017 contributed revenue of RMB291.2 million (US$42.4 million) during the third quarter of 2018. The increase in revenue from sales of accessories was mainly due to an increase in sales of thermal paper used for printing of digital waybills. Other revenues are composed of exploratory new service offerings such as financing services, advertising services and cloud warehousing solutions.

	Three Months Ended September 30,					Nine Months Ended September 30,
	2017		2018			2017		2018
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	1,103,947	35.1	1,354,209	197,177	32.0	3,286,540	37.7	3,810,114	554,763	31.8
Sorting hub cost	586,060	18.6	765,863	111,512	18.1	1,670,114	19.1	2,154,262	313,667	18.0
Freight forwarding cost	—	—	281,967	41,055	6.7	—	—	853,985	124,343	7.1
Cost of accessories sold	93,008	3.0	119,211	17,357	2.8	239,141	2.7	333,651	48,581	2.8
Other costs	222,308	7.1	388,032	56,499	9.2	540,998	6.2	1,010,213	147,089	8.4
Total cost of revenues	2,005,323	63.8	2,909,282	423,600	68.8	5,736,793	65.7	8,162,225	1,188,443	68.1

Total cost of revenues was RMB2,909.3 million (US$423.6 million), an increase of 45.1% from RMB2,005.3 million in the same period last year. Total cost of revenues includes RMB282.0 million (US$41.1 million) in costs associated with the freight forwarding business acquired during the fourth quarter of 2017, which is mainly composed of shipping, last-mile delivery, and cargo handling costs.

•                  Line haul transportation cost was RMB1,354.2 million (US$197.2 million), an increase of 22.7% from RMB1,103.9 million in the same period last year. As a percentage of revenues, line-haul transportation cost decreased to 32.0% from 35.1% in the same period last year, which was mainly driven by (i) a decrease in weight per parcel, (ii) increased usage of self-owned and more efficient high capacity trailer trucks, and (iii) improved route planning. Total transportation cost of self-owned trucks accounted for 66.5% of the total truck transportation cost for the quarter, compared to 53.9% in the same period last year.

•                  Sorting hub operating cost was RMB765.9 million (US$111.5 million), an increase of 30.7% from RMB586.1 million in the same period last year. As a percentage of revenues, sorting hub cost decreased to 18.1% from 18.6% in the same period last year, mainly due to an increased level of automation in the Company’s sorting facilities which offset a portion of the continuous increase in labor cost per headcount. As of September 30, 2018, 78 sets of automated sorting equipment have been put into use, compared to 41 sets as of September 30, 2017. As a result, the average number of sorting hub workers increased by only 17.2% when compared to the third quarter of 2017, significantly less than the 36.5% increase in parcel volume during the third quarter of 2018.

•                  Cost of accessories was RMB119.2 million (US$17.4 million), an increase of 28.2% from RMB93.0 million in the same period last year. The increase was in line with the increase in the sale of thermal paper for waybill printing by 57.1% compared to the same period last year.

•                  Other costs were RMB388.0 million (US$56.5 million), increased by RMB165.7 million compared to the same period last year, primarily due to (i) an increase of RMB91.8 million (US$13.4 million) in dispatching costs associated with serving enterprise customers, (ii) an increase of RMB45.7 million (US$6.7 million) in the IT expenses related to IT and technology development, and (iii) an increase of RMB18.3 million (US$2.7 million) in tax surcharges

Gross Profit was RMB1,325.3 million (US$193.0million), an increase of 16.5% from RMB1,137.8 million in the same period last year. Gross margin decreased to 31.3% from 36.2% in the same period last year, driven by parcel volume growth plus cost of goods sold efficiency gain and partially offset by a decrease in unit price per parcel. In addition, the lower-margin freight forwarding business caused minor dilution.

Total Operating Expenses were RMB233.6 million (US$34.0 million), compared to RMB193.0 million in the same period last year.

•                  Selling, general and administrative expenses were RMB249.5 million (US$36.3 million), compared to RMB193.4 million in the same period last year. The increase was mainly due to (i) an increase of RMB33.1 million in salaries and accrued bonuses, and (ii) an increase of RMB5.3 million in depreciation and amortization expenses, and (iii) an increase of RMB3.0 million in rental costs. As a percentage of revenue, selling, general and administrative expenses accounted for 5.9%, compared to 6.2% during the same period last year, indicating corporate cost leverage.

•                  Other operating income, net was RMB15.9 million (US$2.3 million) for the quarter. Other operating income mainly includes the subsidy income of RMB12.3 million (US$1.8 million) received in the third quarter of 2018.

Income from operations was RMB1,091.7 million (US$159.0 million), an increase of 15.6% from RMB944.7 million for the same period last year. Operating margin decreased to 25.8% from 30.1% in the same period last year, mainly driven by the decrease in gross margin by 4.9 percentage points.

Interest income was RMB124.0 million (US$18.1 million), compared with RMB45.2 million in the same period in 2017, resulting from an increased amount of cash and interest-earning bank deposits.

Interest expense was zero on bank borrowings, compared with RMB2.5 million in the same period in 2017. There was no borrowing during the third quarter of 2018.

Gain on disposal of equity investees and subsidiary was RMB12.9 million (US$1.9 million), from sale of equity shares of Shanghai Zhongtongji Electronic Commerce Co., Ltd. for a cash consideration of RMB10 million (US$1.5 million).

Foreign currency exchange gain, before tax was RMB40.4million (US$5.9 million), resulted from the appreciation of the U.S. dollar against the Chinese renminbi in the third quarter of 2018.

Income tax expenses were RMB201.4 million (US$29.3 million), which were associated with an effective income tax rate of 15.9% for the third quarter of 2018. The lower than normal effective tax rate was mainly due to the offshore interest income which was subject to zero income tax.

Net income was RMB1,059.4 million (US$154.2 million), an increase of 47.7% from RMB717.2 million in the same period last year.

Basic and diluted earnings per ADS were RMB1.35 (US$0.20) and RMB1.34 (US$0.20), respectively, compared with basic and diluted earnings per ADS of RMB1.00 in the same period last year.

Adjusted net income was RMB1,058.5 million (US$154.1 million), compared with adjusted net income of RMB730.7 million during the same quarter last year.

EBITDA was RMB1,475.7 million (US$214.9 million), compared with RMB1,104.6 million in the same period last year.

Adjusted EBITDA was RMB1,473.1 million (US$214.5 million), compared to RMB1,118.1 million in the same period last year.

Net cash provided by operating activities was RMB911.7 million (US$132.8 million), compared with RMB1,024.4 million in the same period last year. There was an approximately RMB 130 million year-over-year increase in short-term cash used to support selected network partners for operational and business expansion needs.

Business Outlook

Based on the current market conditions and current operations, the Company’s parcel volume for the fourth quarter of 2018 is expected to be in the range of 2,620 million to 2,660 million, representing a 30% to 32% increase year over year, and the Company’s adjusted net income is expected to be in the range of RMB1.2 billion to RMB1.3 billion, representing a normalized 13.4% to 22.8% increase from the same period of 2017. Note that the adjusted net income for the fourth quarter of 2017 included a one-time full year income tax benefit of RMB285.9 million by one of the Company’s subsidiaries that qualified for the 15% reduced HNTE tax rate from the 25% statutory rate in December 2017. Approximately RMB207.2 million of this tax benefit was attributed to the first three quarters of 2017. These estimates represent management’s current and preliminary view, which are subject to change.

Company Share Purchase

On November 15, 2018, the Company announced a new share repurchase program whereby ZTO is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. The Company expects to fund the repurchase out of its existing cash balance.

The Company believes that the share repurchase program represents ZTO’s confidence in the overall market opportunities as well as ZTO’s solid operating fundamentals and financial strength for sustained profitable growth and value creation for its shareholders.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.8680 to US$1.00, the noon buying rate on September 28, 2018 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net income, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA and adjusted net income help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA and adjusted net income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:00 PM U.S. Eastern Time on Wednesday, November 14, 2018 (9:00 AM Beijing Time on November 15, 2018).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
Mainland China:	4001-201203
International:	1-412-317-6061
Passcode:	2612461

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until November 21, 2018:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10125874

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the first quarter of 2018, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2018 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues	3,143,091	4,234,596	616,569	8,729,119	11,976,919	1,743,873
Cost of revenues	(2,005,323)	(2,909,282)	(423,600)	(5,736,793)	(8,162,225)	(1,188,443)
Gross profit	1,137,768	1,325,314	192,969	2,992,326	3,814,694	555,430
Operating income (expenses):
Selling, general and administrative	(193,422)	(249,493)	(36,327)	(558,060)	(934,292)	(136,036)
Other operating income, net	398	15,918	2,318	88,455	98,598	14,356
Total operating expenses	(193,024)	(233,575)	(34,009)	(469,605)	(835,694)	(121,680)
Income from operations	944,744	1,091,739	158,960	2,522,721	2,979,000	433,750
Other income (expenses):
Interest income	45,177	123,995	18,054	113,374	255,024	37,132
Interest expense	(2,479)	(4)	(1)	(13,216)	(780)	(114)
Gain on disposal of equity investees and subsidiary	—	12,904	1,879	—	562,637	81,922
Foreign currency exchange gain/(loss), before tax	(27,542)	40,382	5,880	(33,386)	39,530	5,756
Income before income tax, and share of loss in equity method investments	959,900	1,269,016	184,772	2,589,493	3,835,411	558,446
Income tax expense	(237,670)	(201,355)	(29,318)	(637,602)	(706,494)	(102,868)
Share of loss in equity method investments	(5,000)	(8,286)	(1,206)	(14,868)	(19,859)	(2,892)
Net income	717,230	1,059,375	154,248	1,937,023	3,109,058	452,686
Net loss (income) attributable to noncontrolling interests	(260)	262	38	333	(1,575)	(229)
Net income attributable to ZTO Express (Cayman) Inc.	716,970	1,059,637	154,286	1,937,356	3,107,483	452,457
Change in redemption value of convertible redeemable preferred shares	—	—	—	—	—	—
Net income attributable to ordinary shareholders	716,970	1,059,637	154,286	1,937,356	3,107,483	452,457
Net earnings per share/ADS attributable to ordinary shareholders
Basic	1.00	1.35	0.20	2.70	4.20	0.61
Diluted	1.00	1.34	0.20	2.69	4.19	0.61
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	716,138,386	787,163,859	787,163,859	718,790,306	739,967,814	739,967,814
Diluted	716,478,593	788,144,763	788,144,763	719,221,212	740,779,797	740,779,797
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(179,986)	556,140	80,976	(413,408)	844,123	122,907
Comprehensive income	537,244	1,615,515	235,224	1,523,615	3,953,181	575,593
Comprehensive loss (income) attributable to noncontrolling interests	(260)	262	38	333	(1,575)	(229)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	536,984	1,615,777	235,262	1,523,948	3,951,606	575,364

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31, 2017	September 30, 2018
	RMB	RMB	US$
	(in thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	5,425,024	6,271,359	913,127
Restricted cash	348,710	—	—
Accounts receivable, net of allowance for doubtful accounts of RMB13,798 and RMB13,815 at December 31, 2017 and September 30, 2018, respectively	287,835	404,747	58,932
Financing receivables	64,030	429,327	62,511
Short-term investment	5,224,559	11,895,376	1,732,000
Inventories	34,231	37,409	5,447
Advances to suppliers	263,574	341,673	49,749
Prepayments and other current assets	719,983	1,182,955	172,242
Amounts due from related parties	9,900	24,600	3,582
Total current assets	12,377,846	20,587,446	2,997,590
Investments in equity investees	610,160	1,709,801	248,952
Property and equipment, net	6,473,010	7,981,433	1,162,119
Land use rights, net	1,602,908	1,942,027	282,765
Intangible assets, net	60,424	55,776	8,121
Goodwill	4,241,541	4,241,541	617,580
Deferred tax assets	152,763	288,618	42,024
Other non-current assets	308,986	487,758	71,019
TOTAL ASSETS	25,827,638	37,294,400	5,430,170
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	250,000	—	—
Accounts payable	889,139	837,297	121,913
Advances from customers	258,965	410,865	59,823
Income tax payable	221,926	258,436	37,629
Amounts due to related parties	114,913	117,039	17,041
Acquisition consideration payable	130,004	19,616	2,856
Dividends payable	—	1,697	247
Other current liabilities	2,281,067	2,279,669	331,928
Total current liabilities	4,146,014	3,924,619	571,437
Deferred tax liabilities	157,320	153,628	22,369
Acquisition consideration payable	22,942	22,942	3,340
Other non-current liabilities	60,045	63,384	9,229
TOTAL LIABILITIES	4,386,321	4,164,573	606,375

	As of
	December 31, 2017	September 30, 2018
	RMB	RMB	US$

Shareholders’ equity

Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 731,406,440 shares issued and 710,804,716 shares outstanding as of December 31, 2017; 811,267,551 shares issued and 787,163,859 shares outstanding as of September 30, 2018)	471	523	76
Additional paid-in capital	15,975,979	24,126,869	3,512,940
Treasury shares, at cost	(914,611)	(1,359,404)	(197,933)
Retained earnings	6,669,370	9,776,853	1,423,537
Accumulated other comprehensive (loss) income	(295,896)	548,227	79,823
ZTO Express (Cayman) Inc. shareholders’ equity	21,435,313	33,093,068	4,818,443
Noncontrolling interests	6,004	36,759	5,352
Total Equity	21,441,317	33,129,827	4,823,795
TOTAL LIABILITIES AND EQUITY	25,827,638	37,294,400	5,430,170

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	1,024,381	911,741	132,750	2,259,137	2,601,711	378,817
Net cash used in investing activities[6]	(1,128,970)	(2,295,672)	(334,255)	(7,572,212)	(9,542,593)	(1,389,429)
Net cash provided by/(used in) financing activities[7]	(403,295)	1,380,280	200,972	(859,685)	7,195,347	1,047,662
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(117,917)	101,353	14,758	(312,106)	243,160	35,405
Net increase/(decrease) in cash, cash equivalents and restricted cash	(625,801)	97,702	14,225	(6,484,866)	497,625	72,455
Cash, cash equivalents and restricted cash at beginning of period	6,064,090	6,173,657	898,902	11,923,155	5,773,734	840,672
Cash, cash equivalents and restricted cash at end of period	5,438,289	6,271,359	913,127	5,438,289	6,271,359	913,127

(6)         The amount of cash used in investing activities mainly includes purchases of the fixed term bank deposits with an original maturity of three months to one year. For the third quarter of 2017 and 2018, the amounts of net cashflow out for purchasing the short-term investment are approximately RMB397.8 million and RMB1,857.9 million (US$270.5 million) of such deposits, respectively.

(7)         The amount of cash provided by/(used in) financing activities mainly includes the proceeds from Alibaba’s investment, which are approximately RMB7.6 billion (US$1.2 billion) received before June 30, 2018, while the rest of approximately RMB1.3 billion (US$0.2 billion) were received in early July 2018.

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net income	717,230	1,059,375	154,248	1,937,023	3,109,058	452,686
Add:
Share-based compensation expense	13,492	10,876	1,584	27,235	238,603	34,741
Less:
Gain on disposal of equity investees and subsidiary, net of income taxes	—	(11,756)	(1,712)	—	(436,277)	(63,524)
Adjusted net income	730,722	1,058,495	154,120	1,964,258	2,911,384	423,903

Net income	717,230	1,059,375	154,248	1,937,023	3,109,058	452,686
Add:
Depreciation	138,757	202,669	29,509	387,851	565,066	82,275
Amortization	8,455	11,709	1,705	24,752	35,072	5,107
Interest expenses	2,479	4	1	13,216	780	114
Income tax expenses	237,670	201,355	29,318	637,602	706,494	102,868
EBITDA	1,104,591	1,475,112	214,781	3,000,444	4,416,470	643,050

Add:
Share-based compensation expense	13,492	10,876	1,584	27,235	238,603	34,741
Less:
Gain on disposal of equity investees and subsidiary, before income taxes	—	(12,904)	(1,879)	—	(562,637)	(81,922)
Adjusted EBITDA	1,118,083	1,473,084	214,486	3,027,679	4,092,436	595,869

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